Exhibit 12.1
National City Corporation
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Year Ended December 31
(Dollars in Thousands)	2007	2006	2005	2004	2003

COMPUTATION EXCLUDING PREFERRED STOCK DIVIDENDS:

Income before income tax expense	$370,677	$3,422,636	$2,965,416	$4,077,940	$3,237,466
Interest on nondeposit interest bearing liabilities	1,798,691	1,909,843	1,431,470	697,204	738,085
Portion of rental expense deemed representative of interest	52,515	53,835	59,190	40,592	37,116

Total income for computation excluding interest on deposits	2,221,883	5,386,314	4,456,076	4,815,736	4,012,667
Interest on deposits	2,990,671	2,420,316	1,604,601	896,131	891,731

Total income for computation including interest on deposits	$5,212,554	$7,806,630	$6,060,677	$5,711,867	$4,904,398

Fixed charges excluding interest on deposits	$1,851,206	$1,963,678	$1,490,660	$737,796	$775,201

Fixed charges including interest on deposits	$4,841,877	$4,383,994	$3,095,261	$1,633,927	$1,666,932

Ratio excluding interest on deposits	1.20x	2.74x	2.99x	6.53x	5.18x
Ratio including interest on deposits	1.08x	1.78x	1.96x	3.50x	2.94x

COMPUTATION INCLUDING PREFERRED STOCK DIVIDENDS:
Total income for computation excluding interest on deposits	$2,221,883	$5,386,314	$4,456,076	$4,815,736	$4,012,667

Total income for computation including interest on deposits	$5,212,554	$7,806,630	$6,060,677	$5,711,867	$4,904,398

Fixed charges excluding interest on deposits and preferred stock dividends	$1,851,206	$1,963,678	$1,490,660	$737,796	$775,201
Pretax preferred stock dividends	2,118	2,536	2,416	1,208	—

Fixed charges including preferred stock dividends, excluding interest on deposits	1,853,324	1,966,214	1,493,076	739,004	775,201
Interest on deposits	2,990,671	2,420,316	1,604,601	896,131	891,731

Fixed charges including interest on deposits and preferred stock dividends	$4,843,995	$4,386,530	$3,097,677	$1,635,135	$1,666,932

Ratio excluding interest on deposits	1.20x	2.74x	2.98x	6.52x	5.18x
Ratio including interest on deposits	1.08x	1.78x	1.96x	3.49x	2.94x
COMPONENTS OF FIXED CHARGES(a):
Interest:

Interest on deposits	$2,990,671	$2,420,316	$1,604,601	$896,131	$891,731
Interest on nondeposit interest bearing liabilities	1,798,691	1,909,843	1,431,470	697,204	738,085

Total interest charges	$4,789,362	$4,330,159	$3,036,071	$1,593,335	$1,629,816

Rental Expense:
Rental expense	$159,135	$163,136	$179,363	$123,005	$112,474
Portion of rental expense deemed representative of interest	52,515	53,835	59,190	40,592	37,116
Preferred Stock Charge:
Preferred stock dividends	1,794	1,704	1,616	785	—
Pretax preferred dividends	2,118	2,536	2,416	1,208	—

(a)	Fixed charges exclude interest on uncertain tax positions which is classified within the income tax provision in the consolidated statements of income.